Exhibit 99.1

PRESS RELEASE

FOR IMMEDIATE RELEASE

SUPERCOM CLOSES $2.5M SECURED NATIONAL ID CARD
DEAL WITH AFRICAN GOVERNMENTAL AGENCY

New York, NY, and Ra’anana, Israel, December 6, 2004 - SuperCom, Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced that it has entered into an agreement with an African governmental agency to provide an end-to-end “Magna” national identification system valued at $2.5 million. The solution will be deployed in stages beginning in the fourth quarter of 2004 and continuing into 2005, contributing to the Company’s expected return to profitability in the year ahead.

The comprehensive hardware and software-based solution will consist of a national population ID registry together with a document issuance system. The identification card itself will utilize visible and invisible security features, including the encoded fingerprints of the cardholder.

“This agreement demonstrates that governments are looking for more robust, comprehensive ID solutions, and that our generic Magna is ideal for their needs,” said Mr. Avi Schechter, CEO of SuperCom. “Magna’s combination of centralized and de-centralized elements makes it practical and cost-effective to collect positive identification data from an entire population, recording images, documents and biometrics automatically in central databases and identification documents.”

Mr. Schechter continued, “This agreement is an encouraging validation of the marketing strategy we initiated earlier this year, which focuses on the provision of complete solutions to government-related ID and secured card markets, including homeland security departments. The success of this project will strengthen our ability to close a growing pipeline of government opportunities in Africa and elsewhere.”

About SuperCom, Ltd.
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects.  SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration.  Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies.  Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.  For more information, visit our website at www.supercomgroup.com.

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Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.  For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO	Dahlia A. Bailey
SuperCom, Ltd.	(212) 372-3272
+972 9 775 0800	public_relations@comcast.net
eyalt@supercomgroup.com

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